[LITHIA MOTORS, INC. CORPORATION LETTERHEAD]

VIA EDGAR

August 28, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention:	Mara Ransom, Assistant Director
Lisa Kohl, Staff Attorney Catherine Brown, Staff Attorney
100 F Street, N.E. Washington, DC 20549

Re:	Comment Letter dated August 20, 2012 Lithia Motors, Inc. Registration Statement on Form S-3 Filed July 27, 2012 File No. 333-182913

Dear Ms. Ransom, Ms. Kohl and Ms. Brown:

This letter is being filed in response to comments received by letter dated August 20, 2012, with respect to the above referenced filing of Lithia Motors, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated for convenience.

Cover Page of the Registration Statement

1.	It appears from your prospectus that you are registering stock purchase contracts. Please revise the fee table to include these stock purchase contracts, or advise. Refer to General Instruction II.D to Form S-3.

Amendment No. 1 to the Registration Statement includes stock purchase contracts in the revised fee table.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits, page II-2

2.	We note that your exhibit index includes the forms of underwriting and purchase agreements as they relate to the equity, debt securities, and warrants that are part of this registration statement. We also note that you have not included in your exhibit index similar agreements with respect to the units, stock purchase contracts, and depositary shares that you are registering. Please revise your exhibit index accordingly, or advise. Refer to Items 601(b)(1) and 601(b)(4) of Regulation S-K.

Amendment No. 1 to the Registration Statement includes references to the forms of unit agreement, stock purchase contract and deposit agreement for depositary shares.

3.	We note your indication that counsel’s opinion will be filed by amendment “or as an exhibit to a Current Report on Form 8-K.” Please file counsel’s opinion as an exhibit to the registration statement. Please note that counsel’s opinion must be filed prior to the effectiveness of your registration statement. Refer to Section II.B.2.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Amendment No. 1 to the Registration Statement includes the form of counsel’s opinion as Exhibit 5.1.

In connection with responding to your comments the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the staff’s comments. If you have any questions about these responses, please contact me at (541) 618-5748 or Andrew Ognall, securities counsel at Lane Powell PC, at (503) 778-2169.

Sincerely,

LITHIA MOTORS, INC.

/s/ John North

John North

Vice President / Corporate Controller

(Principal Accounting Officer)